Exhibit 2
TAT Technologies Ltd.
P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Marky Samra and Elad Pilpel, or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel, on July 23, 2013 at 5 p.m. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 3, 4, 5, 7 and 8.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, WHETHER YOU VOTE FOR OR AGAINST PROPOSAL 3. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSAL 3.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE COMPENSATION POLICY OF THE COMPANY1 WITH RESPECT TO ITEMS  4, 5, 7 OR 8, WHETHER YOU VOTE FOR OR AGAINST PROPOSALS 4, 5, 7 OR 8. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE COMPENSATION POLICY OF THE COMPANY WITH RESPECT TO ITEMS 4, 5, 7 OR 8, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 4, 5, 7 OR 8, RESPECTEVELY.

1 A shareholder will be considered as a shareholder who has a personal interest in the approval of the compensation policy of the Company if he or she or his relative, as defined in the attached notice, has a personal interest, directly or indirectly, in the authorization of the terms of engagement of the current Directors and/or Officers and/or Controlling Shareholder (hereinafter "Personal Interest in Approval of the Compensation Policy of the Company").

Item No. 1
Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

Item No. 2	Approval of the re-election of each of Mr. Jan Loeb, Mr. Zeev Birnboim and Ms. Iris Shapira to serve as a director of the Company, to hold office until our next Annual General Meeting of Shareholders
VOTE FOR EACH DIRECTOR SEPARATELY.
		FOR	AGAINST	ABSTAIN
	I. Jan Loeb	☐	☐	☐
	II. Zeev Birnboim	☐	☐	☐
	III. Iris Shapira	☐	☐	☐
Item No. 3
Subject to the approval of Item 6 below, which provides for  a modified article with regards to the Company’s ability to nominate Directors in advance (See amended article 66 in the attached amended Articles of Association), approval of the re-election of Mr. Yacov Shahar to serve as an external director in the Company for an additional three-year term. As approved, Mr. Yacov Shahar’s new service as an external director in the Company will begin immediately after his current service ends on August 30, 2013

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO
	Do you have a personal interest in the re-election of Mr. Yacov Shahar to serve as an external director in the Company for an additional three-year term?	☐	☐

Item No. 4
Approval in accordance with provision 273 of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law") of the following compensation to Mr. Zeev Birnboim: (1) monthly compensation in the amount of 6,500 NIS (the “Additional Compensation"), for his services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. or Bental (retroactive to March 7th 2013, when Mr. Birnboim was nominated as Chairman of the Board of Directors of Bental). The Additional Compensation will be paid to Mr. Zeev Birnboim in addition to his existing annual and meeting compensation in the amount of the Fixed Sum, as defined in the second and third appendix of the Israeli Companies Law Regulations (Rules Regarding Compensation and Expenses of External Directors) 5760-2000 (the "Compensations Regulations")  which Mr. Birnboim is already entitled to for serving as a director of the Company; and  (2) refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim is  already entitled to with respect to formal meetings of the Company's Board of Directors (the "Refund Of Travel Expenses").

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO
	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company??	☐	☐

Item No. 5
Approval, in accordance with provision 272(c1) of the Israeli Companies Law of 2012 of an annual bonus for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus")

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO
	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	☐	☐

Item No. 6
Approval of certain amendments to the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law, 5759-1999 (the "Companies Law"), the Israeli Securities Law, 5728-1968 (the "Securities Law") and certain other matters.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Item No. 7
Subject to the approval of Item 6 above, approval, to grant new modified letters of indemnification by the Company to its current directors and CEO in order to reflect recent amendments of the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters"). Following is the list of Directors and the CEO who will receive The New Indemnification Letters subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO)

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO
	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company??	☐	☐

Item No. 8
Following the renewal of the current Directors and Officers Insurance Policy (the "D&O Insurance Policy") as approved by the Company's Compensation Committee and by its Board of Directors on March 19th 2013,the approval of the inclusion of the current Directors and the CEO of the Company to be covered by the D&O Insurance Policy. The following is the list of the current Directors and the CEO who will be covered by the D&O Insurance Policy, subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO).

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO
	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on June 24, 2013, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________________ Signature _________________                                                                                                                     Date __________, 2013.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy.   PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.